FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

6/1/2002
For the month of June

BG Group plc
100 Thames Valley Park Drive
Reading RG6 1PT
ENGLAND
(Address of principal executive offices)

The registrant files annual reports under cover of Form 20-F. By furnishing the information contained in this Form the registrant is not also furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BG Group plc

Date: 20 June 2002

By: /s/ John Griffin
Authorised Signatory

BG Group
100 Thames Valley Park Drive
Reading
Berkshire RG6 1PT
Telephone 0118 935 3222
Fax 0118 929 2674

20 June 2002

North Sea "Buzzard" development programme starts

BG Group and its partners in the EnCana-operated "Buzzard" light oil discovery in the North Sea - licence areas P986/P928 (Southern Area) - have successfully completed the last of three wells in their appraisal programme, and are now beginning the development phase. BG holds a 19.99% interest in P986 and a 29.412% interest in P928 (Southern Area).

The acquisition of a new 3D development seismic survey over the field has begun, and the award of a FEED contract is expected to be made in August. The current target date for first production is late 2005/early 2006. The current estimate for recoverable reserves remains in excess of 400 million barrels, with a significant upside potential.

Jon Wormley, BG Group Executive Vice President, UK, said:

"We are delighted with the results of the "Buzzard" appraisal programme, and look forward to seeing an equally successful development phase. If all goes well, we hope to submit a Field Development Plan to the DTI at the end of 2002 or early 2003. Two of the recent wells - 20/1-3 and 20/6-6 - have confirmed the nature and extent of the field. The third well - 20/1-4 - has also been encouraging, with the establishment of a significant reservoir section in licence area P928 (Southern Area)."

The operator has now drilled a total of eight wells and sidetracks on the "Buzzard" structure since the initial discovery in 2001, which was drilled by BG on behalf of the partnership.

Notes to Editors

The original "Buzzard" discovery lies 100 kms northeast of Aberdeen, and was drilled in 320 feet of water. During testing, the well flowed at 6,547 barrels per day of light oil and 0.97 million cubic feet per day of natural gas on a 36/64th-inch choke. These rates were constrained by the limits of the testing equipment. The recoverable reserves announced in the summer of 2001 were estimated to be between 200 and 300 million barrels of oil. Following subsequent appraisal drilling, it was announced in January 2002 that this estimate had risen to in excess of 400 million barrels.

BG Group holds a 19.99% interest in the P986 licence area, which contains the discovery well, with other interest holders being EnCana, the operator (45.01%), Intrepid Energy North Sea Ltd (30%) and Edinburgh Oil & Gas PLC (5%). The interest holdings in licence area P928 (Southern Area) are as follows: 35.29% (EnCana), 29.41% (Intrepid Energy North Sea Ltd), 29.41% (BG Group) and 5.88% (Edinburgh Oil & Gas PLC).

BG Group is a significant holder of hydrocarbon reserves on the UK Continental Shelf, where it operates the Blake, Armada and Easington Catchment Area fields. The company also has gas and oil interests in some 20 countries worldwide.

Enquiries:

Media:	Chris Carter	0118 929 2597
Investor Relations	Chris Lloyd/Brian McCleery/Megan Watson	0118 929 3025

Web: www.BG-Group.com